Barbara C. Jacobs

Assistant Director

Office of Information Technologies and Services

Division of Corporation Finance

Securities and Exchange Commission

Washington DC 20549

December 7, 2016

Re:	WorthPoint Corporation

Draft Offering Statement on Form 1-A

Submitted September 30, 2016

CIK No. 0001450158

Dear Ms. Jacobs:

We acknowledge receipt of comments in your letter of October 27, 2016, which we have set out below, together with our responses.

General

1. Please update your financial statements and related disclosures throughout the offering circular pursuant to the guidance in Part F/S of Form 1-A.

We have added the consolidated financial statements of the company and have updated disclosures in the offering statement as required.

Cover Page

2. Please revise the total maximum proceeds to the issuer in the table at the top of the cover page to account for the underwriting discount of $75,000.

We have revised the total maximum proceeds in the table to account for the underwriting discount.

Risk Factors, page 7

3. Please tell us what consideration you gave to including a risk factor that highlights the risk from your business assets being used as collateral for the credit facility with Access National Bank, as disclosed on page 24.

We have added a risk factor that highlights the risks associated with the pledge of collateral under the bank loan.

Use of Proceeds to Issuer, page 15

4. In the first risk factor on page 8 you highlight the risk of using a significant portion of the proceeds to insiders if the company raises only $1 million. Please tell us what consideration you gave to disclosing how you plan to use the proceeds should you only raise this amount.

We have revised the risk factor to reflect the company’s plans should it only raise $1 million.

5. You disclose on page 24 that you intend to use part of the offering proceeds to retire the promissory notes. Please revise this section to account for the retirement of these notes or advise.

We have clarified the disclosure to reflect the fact that the promissory notes represent the amounts advanced to the company to pay for offering expenses.

Compensation of Directors and Executive Officers, page 30

6. Your exhibit index indicates that you intend to include the 2007 Equity Incentive Plan. Please disclose the information under Item 11(d) of Form 1-A or advise.

We have included a summary of the 2007 Equity Incentive Plan.

Plan of distribution, page 32

7. You state that investor funds will be held in an escrow account. Please expand to disclose the events or contingencies that must occur for the funds to be released to you. Also clarify under what circumstances escrowed funds may be returned to investors and explain the procedures and anticipated timing.

We have revised the discussion of the treatment of escrowed funds in the plan of distribution.

Financial Statements

Notes to the Consolidated Financial Statements

Note 2 – Summary of Significant Accounting Policies

Preferred Stock, page F-9

8. We note you disclose that you presented the preferred stock within stockholders' equity due to the exemptions allowed for private companies. We also note that your preferred stock has liquidation and redemption features. Please tell us how you considered the guidance in FASB ASC 480-10-S99 in determining that it is appropriate to classify your preferred shares as permanent equity and explain in more detail the redemption and liquidation features associated with your preferred shares.

The company provides the following response to the staff’s comment.

The staff’s reference to FASB ASC 480-10-S99 relates to guidance specifically for public companies (SEC registrants). Per review of Regulation A guidance, it was noted that financial statements have to comply with Regulation S-X even though the company is not an Exchange Act filer. Therefore, we note that the reference to the private company exemption is incorrect as Regulation A companies do not appear to be exempt, and will make such wording change in the Form 1-A.

In determining that the preferred stock, which constitutes Series A Preferred Stock (“Series A”) and Series A-1 Preferred Stock (“Series A-1”), together the (“Preferred Stock”), should remain in permanent equity, we conducted the following analysis.

To clarify, there are no stated redemption features related to either series of Preferred Stock unless there is a liquidation event as further defined below. The Preferred Stock has the following liquidation preferences.

Series A

Upon a liquidation event, the holders of Series A shall be entitled to receive prior and in preference to any distribution of any of the assets of the company to the holders of common stock or any other security ranking junior in priority to the preferred stock by reason of their ownership thereof, an amount for each share of Series A then held by them equal to the original purchase price for the Series A (as adjusted to reflect stock dividends, stock splits, reverse stock splits, combinations, recapitalizations and the like) plus an amount equal to any declared and unpaid dividends.

Series A-1

Upon a liquidation event, the holders of Series A-1 shall be entitled to receive on a pari passu basis, prior and in preference to any distribution of any of the assets of the company to the holders of common stock or any other security ranking junior in priority to the Series A-1 by reason of their ownership thereof, an amount for each share of Series A-1 then held by them equal to the original purchase price for the Series A-1 (as adjusted to reflect stock dividends, stock splits, reverse stock splits, combinations, recapitalizations and the like) plus an amount equal to any declared and unpaid dividends.

In addition, the Series A and Series A-1 have participation rights with the common stock on a liquidation event.  The provisions are as follows:

“After payment to the holders of the Preferred Stock of the amounts set forth in Subsection 2(a) and 2(b) of this Article IV(B), (x) the holders of Series A-1 Preferred Stock shall receive one-half of the amount they would be entitled to receive if any additional remaining assets were be distributed ratably to the holders of the Common Stock and Preferred Stock (the “Series A-1 Participation”), and (y) after payment of the Series A-1 Participation the holders of Common Stock and the Series A Preferred Stock shall share in any additional remaining assets pro rata. “

Per the company’s seventh amended and restated certificate of incorporation the liquidation event is defined as:

“…any liquidation, dissolution or winding up of the company, either voluntary or involuntary, and shall be deemed to be occasioned by, or to include, (A) the acquisition of the Corporation by means of any transaction or series of related transactions (including, without limitation, any stock acquisition, reorganization, merger or consolidation) unless the Corporation’s stockholders of record as constituted immediately prior to such acquisition or sale will, immediately after such acquisition or sale (by virtue of securities issued as consideration for the Corporation’s acquisition or sale or otherwise) hold at least a 50% of the voting power of the surviving or acquiring entity (except that (i) the consolidation with a wholly-owned subsidiary of the Corporation, or (ii) a merger effected exclusively to change the domicile of the Corporation, or (iii) the sale by the Corporation of shares of its capital stock to investors in bona fide equity financing transactions, or in a public offering, shall not be deemed a Liquidation Event for this purpose) or (B) a sale, lease, exclusive license or other disposition of all or substantially all of the assets of the Corporation, including a sale, lease, exclusive license or other disposition of all or substantially all of the assets of the Corporation’s subsidiaries, if such assets constitute substantially all of the assets of the Corporation and such subsidiaries taken as a whole.”

Reviewing the guidance of ASC 480-10-S99, the company determined that the Preferred Stock outstanding does not fall within the scope of ASC 480 as it is not considered mandatorily redeemable. This is based on the fact that the Preferred Stock do not contain an unconditional obligation to redeem the instruments by transferring assets at a specified or determinable date or upon an event that is certain to occur.

For SEC registrants, ASC 480-10-S99 requires preferred stock redeemable for cash or other assets to be classified outside of permanent equity (in the “mezzanine” equity or “temporary” equity section), if it is redeemable:

•	At a fixed or determinable price on a fixed or determinable date

Response: The redemption upon a liquidation event is for a fixed price but is not based on a fixed or determinable date and thus mezzanine treatment does not apply under such guidance.

•	At the option of the shareholder

Response: The redemption upon a liquidation event is not at the option of the holder and thus mezzanine treatment does not apply under such guidance.

•	Upon the occurrence of an event that is not solely within the control of the reporting entity

Response: Per the guidance of ASC 480-10-399-3A(f) a liquidation event(s) “…which involve the redemption and liquidation of all of an entity's equity instruments for cash or other assets of the entity, do not result in an equity instrument being subject to ASR 268. In other words, if the payment of cash or other assets is required only from the distribution of net assets upon the final liquidation or termination of an entity (which may be a less-than-wholly-owned consolidated subsidiary), then that potential event need not be considered when applying ASR 268.” Thus, such liquidation event is not considered.

Accordingly, the company only needs to consider a deemed liquidation event, which as outlined by ASC 480-10-S99-3A(f) “Other transactions are considered deemed liquidation events. For example, the contractual provisions of an equity instrument may require its redemption by the issuer upon the occurrence of a change in-control that does not result in the liquidation or termination of the issuing entity, a delisting of the issuer's securities from an exchange, or the violation of a debt covenant. Deemed liquidation events that require (or permit at the holder's option) the redemption of only one or more particular class of equity instrument for cash or other assets cause those instruments to be subject to ASR 268.”

If the company cannot control (i.e., cannot prevent) the occurrence of a transaction resulting in a change in the shareholders as outlined above per the seventh amended and restated certificate of incorporation, by using corporate governance provisions under the articles of incorporation or by invoking state or federal securities law, the preferred share would not be considered within the company’s control and thus treated as mezzanine.

However, the Board of Directors of the company holds voting control of Preferred Shares and all shares when combined with common shares, and will continue to hold voting control subsequent to the Regulation A offering. Delaware General Corporation Law requires the types of transactions that would cause a deemed liquidation to be approved by both the Board of Directors and by the holders of a majority of the outstanding stock. Accordingly, the events that would cause a deemed liquidation as defined by the seventh amended and restated articles of incorporation, are believed to be within the control of the reporting entity due to the Board of Directors holding voting control, and thus not subject to mezzanine treatment per the guidance of ASC 480-10-S99.

Based on the above analysis, the Preferred Stock is deemed to be part of permanent equity. In addition, it is the company’s intent, as described in the Form 1-A to convert the Preferred Stock to common stock

Index to Exhibits, page 37

9. Please tell us what consideration you gave to filing the credit facility with Access National Bank.

Refer to paragraph 6(b) of Item 17 in Form 1-A.

We have filed the relevant documents from the credit facility with Access National Bank as Exhibit 6.4.

Sincerely,

/s/ Jeanne Campanelli

Jeanne Campanelli

Partner

KHLK LLP

cc: William Seippel

WorthPoint Corporation

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